UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

92240M108

(CUSIP Number)

Howard M. Lorber

c/o Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108 Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,684,711 (includes 1,785,498 shares acquirable upon exercise of options)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 6,567,211 (includes 1,785,498 shares acquirable upon exercise of options)(1)
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,684,711 (includes 1,785,498 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 425,000 shares of Restricted Stock (as defined below), which vest within 60 days and excludes 2,117,500 unvested shares of Restricted Stock held by the Reporting Person.
(2)

The percentage is calculated using the total number of shares of Common Stock (as defined below) beneficially owned by the Reporting Person and based on 157,683,020 shares of Common Stock of the Company outstanding as of February 13, 2024 and 1,785,498 shares acquirable upon the exercise of options by the Reporting Person.

CUSIP No. 92240M108 Page 3

Item 1.	Security and Issuer.

This statement on Schedule 13D is filed with respect to the common stock, $0.10 par value per share (the “Common Stock”), of Vector Group Ltd., a Delaware corporation (“Vector” or the “Company”), which has its principal executive office at 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 2.	Identity and Background.

This Schedule 13D is filed by Howard M. Lorber, a United States citizen. Mr. Lorber’s business address is 4400 Biscayne Boulevard, Miami, Florida 33137. Mr. Lorber’s principal occupation is President and Chief Executive Officer of Vector and Chairman, President and Chief Executive Officer of Douglas Elliman, Inc. (“Douglas Elliman”). Mr. Lorber also serves as Executive Chairman of Douglas Elliman Realty, LLC, a subsidiary of Douglas Elliman. Mr. Lorber has served as President and Chief Executive Officer of Vector since January 2006. Mr. Lorber served as President and Chief Operating Officer of Vector from January 2001 to December 2005 and has served as a director of the Company since January 2001. Mr. Lorber has been with Vector and its diversified interests since 1994. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit-sharing plans, and various of its affiliates from 1975 until December 2004 and has been a consultant to these entities since January 2005. He also has served as Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan’s Famous, Inc. (NASDAQ: NATH), a chain of fast food restaurants, and has been a director of Clipper Realty Inc. (NYSE: CLPR), a real estate investment company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, since July 2015. Mr. Lorber was a member of the Board of Directors of Morgans Hotel Group Co. from March 2015 until November 2016, and Chairman from May 2015 to November 2016 and was Chairman of the Board of Directors of Ladenburg Thalmann Financial Services from May 2001 to July 2006 and Vice Chairman from July 2006 to February 2020. In addition to numerous other business and charitable endeavors, Mr. Lorber is a trustee of Long Island University.

During the last five years, Mr. Lorber has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

On February 13, 2024, the Company granted Mr. Lorber an award of 412,000 shares of Common Stock subject to time-based vesting (the “2024 Restricted Stock”) pursuant to the Vector Group Ltd. 2023 Management Incentive Plan (as such plan may be amended from time to time, the “2023 Management Incentive Plan”). Mr. Lorber has sole voting rights with respect to the 2024 Restricted Stock. The 2024 Restricted Stock will vest in four equal annual installments commencing on February 24, 2025, subject to Mr. Lorber’s continued employment with the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated February 13, 2024 which is attached as Exhibit 10.14 to this Schedule 13D and incorporated into this Item 4 by reference.

On February 13, 2024, the Company granted Mr. Lorber an award of 412,000 shares of Common Stock subject to performance-based vesting (the “2024 Performance-Based Restricted Stock”) pursuant to the Company’s 2023 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2024 Performance-Based Restricted Stock. The 2024 Performance-Based Restricted Stock will vest in four equal annual installments commencing on February 24, 2025, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The performance-based targets for vesting will be based upon the Company achieving Adjusted EBITDA (as defined in the Performance-Based Restricted Shares Award Agreement) of $300 million per year, on a cumulative basis for each of the years ending December 31, 2024, 2025, 2026 and 2027. Mr. Lorber will vest in the 2024 Performance-Based Restricted Stock if the Company reports cumulative Adjusted EBITDA of $300 million for the period from January 1, 2024 to December 31, 2024; $600 million for the period from January 1, 2024 to December 31, 2024; $900 million for the period from January 1, 2024 to December 31, 2026; and $1.2 billion for the period from January 1, 2024 to December 31, 2027. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 13, 2024, which is attached as Exhibit 10.19 to this Schedule 13D and incorporated into this Item 4 by reference.

CUSIP No. 92240M108 Page 4

On February 13, 2024, the Company granted Mr. Lorber an award of 206,000 shares of Common Stock subject to performance-based vesting (the “Additional 2024 Performance-Based Restricted Stock”) pursuant to the Company’s 2023 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Additional 2024 Performance-Based Restricted Stock. The Additional 2024 Performance-Based Restricted Stock will cliff vest on February 24, 2027, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The performance-based targets will be based upon the Company achieving Adjusted EBITDA of $900 million, on a cumulative basis for the years ending December 31, 2024, 2025 and 2026. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 13, 2024, which is attached as Exhibit 10.20 to this Schedule 13D and incorporated into this Item 4 by reference.

From time to time, subject to restrictions that may be applicable by virtue of his role as President and Chief Executive Officer and a director of the Company, Mr. Lorber may acquire additional shares of the Company’s Common Stock or determine to dispose of shares of Common Stock beneficially owned by him. Mr. Lorber intends to review his investment in the Company on a continuing basis and, upon further developments, including the ongoing evaluation of the Company’s business, financial condition, operating results and prospects, other investment and business opportunities available to him, general stock market and economic conditions, and tax considerations, may change his investment in the Company.

As noted above, the Reporting Person is currently the President and Chief Executive Officer and a director of the Company. Other than as described in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a).

(b)

Mr. Lorber exercises sole voting power over (i) 1,727,678 shares held by him, (ii) 2,629,035 shares held by Lorber Alpha II Limited Partnership, (iii) 2,542,500 shares of Restricted Stock subject to vesting conditions and (iv) 1,785,498 shares of Common Stock that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of vested options. Mr. Lorber has sole voting power over the 2,452,500 shares of Restricted Stock subject to vesting conditions but will not gain investment power over those shares until the vesting conditions described in Item 4 and Item 6 have been satisfied.

Mr. Lorber exercises sole dispositive power over (i) 1,727,678 shares held by him, (ii) 2,629,035 shares held by Lorber Alpha II Limited Partnership, (iii) 425,000 shares of Restricted Stock vesting within 60 days and (iv) 1,785,498 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options.

Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is the managing member of Lorber Alpha II, LLC and has voting and dispositive power over shares held by it.

Mr. Lorber disclaims beneficial ownership of 12,502 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	Except as described in Item 4, no transactions in the Company’s Common Stock were effectuated during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Employment Agreements

On January 27, 2006, the Company and Howard M. Lorber entered into an amended and restated employment agreement (the “Amended Lorber Agreement”), which replaced his prior employment agreements. The Amended Lorber Agreement had an initial term of three years effective as of January 1, 2006, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. Under the Amended Lorber Agreement, Mr. Lorber’s base salary is subject to an annual cost of living adjustment. In addition, the Company’s Board must periodically review

CUSIP No. 92240M108 Page 5

his base salary and may increase, but not decrease, his base salary in its sole discretion. Mr. Lorber is eligible on an annual basis to receive a target bonus of 100% of his base salary under the Company’s non-equity incentive bonus plan. During the period of his employment, Mr. Lorber is entitled to various benefits, including a Company-provided car and driver, a $3,750 per month allowance for lodging and related business expenses, one club membership and dues, and use of corporate aircraft in accordance with the Company’s Corporate Aircraft Policy. Following termination of his employment by the Company without cause (as specified in the Amended Lorber Agreement), termination of his employment by him for good reason (as specified in the Amended Lorber Agreement) or upon death or disability, he (or his beneficiary in the case of death) would continue to receive for a period of 36 months following the termination date his base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, except as otherwise provided in an award agreement, all of Mr. Lorber’s outstanding equity awards would be vested and any stock options granted after January 27, 2006 would continue to be exercisable for no less than two years or the remainder of the original term if shorter. Following termination of his employment for any of the reasons described above (other than death or disability) within two years after a change in control (as defined in the Amended Lorber Agreement) or before a change in control that actually occurs in anticipation of or at the request of a third party effectuating such change in control, he would receive a lump sum payment equal to 2.99 times the sum of his then current base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, Mr. Lorber will be indemnified if excise taxes are imposed on change in control payments under Section 4999 of the Code.

In connection with the distribution of Douglas Elliman, Vector entered into a letter agreement (the “Letter Agreement”) with Mr. Lorber to acknowledge that he also serves as Douglas Elliman Inc.’s President and CEO and Chairman of its Board of Directors following the distribution. In addition, the Letter Agreement provided that his base salary with the Company following the distribution of Douglas Elliman would be reduced from $3,642,270 per annum to $1,800,000 per annum. On April 29, 2022, the Letter Agreement was amended (the “Letter Agreement Amendment” and, together with the Letter Agreement and the Amended Lorber Agreement, the “Employment Agreements”) to change the reference of Mr. Lorber’s annual cost of living adjustment from the New York metropolitan area to the South Florida metropolitan area and increase Mr. Lorber’s base salary from $1,800,000 to $1,837,500. As of January 1, 2024, Mr. Lorber’s base salary is $2,132,935, which increase reflects a contractual cost of living adjustment in 2024.

The above description does not purport to be complete and is qualified in its entirety by reference to the Employment Agreements, which are attached as Exhibits 10.1, 10.2 and 10.3 to this Schedule 13D and incorporated into this Item 6 by reference.

Restricted Stock

On May 27, 2020, the Company granted Mr. Lorber an award of 250,000 shares of Common Stock subject to time-based vesting (the “2020 Restricted Stock”) pursuant to the Vector Group Ltd. Amended and Restated 2014 Management Incentive Plan (as such plan may be amended from time to time, the “2014 Management Incentive Plan”). Mr. Lorber has sole voting rights with respect to the 2020 Restricted Stock. The 2020 Restricted Stock vested, or will vest, in four equal annual installments commencing on May 27, 2021, subject to Mr. Lorber’s continued employment by the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated May 27, 2020, which is attached as Exhibit 10.10 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 24, 2021, the Company granted Mr. Lorber an award of 250,000 shares of Common Stock subject to time-based vesting (the “2021 Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2021 Restricted Stock. The 2021 Restricted Stock vested, or will vest, in four equal annual installments commencing on February 24, 2022, subject to Mr. Lorber’s continued employment by the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated February 24, 2021, which is attached as Exhibit 10.11 to this Schedule 13D and incorporated into this Item 6 by reference.

On March 1, 2022, Vector granted Mr. Lorber an award of 300,000 shares of Common Stock subject to time-based vesting (the “2022 Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2022 Restricted Stock. The 2022 Restricted Stock vested, or will vest, in four equal annual installments commencing on February 24, 2023, subject to Mr. Lorber’s continued employment by the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated March 1, 2022 ,which is attached as Exhibit 10.12 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 15, 2023, the Company granted Mr. Lorber an award of 300,000 shares of Common Stock subject to time-based vesting (the “2023 Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2023 Restricted Stock. The Restricted Stock will vest in four equal annual installments commencing

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on February 24, 2024, subject to Mr. Lorber’s continued employment by the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated February 15, 2023, which is attached as Exhibit 10.13 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 13, 2024, the Company granted Mr. Lorber an award of 412,000 shares of Common Stock subject to time-based vesting (the “2024 Restricted Stock”) pursuant to the Company’s 2023 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2024 Restricted Stock. The 2024 Restricted Stock will vest in four equal annual installments commencing on February 24, 2025, subject to Mr. Lorber’s continued employment by the Company through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, dated February 13, 2024 which is attached as Exhibit 10.14 to this Amendment and incorporated into this Item 6 by reference.

Performance-Based Restricted Stock

On February 24, 2021, the Company granted Mr. Lorber an award of 250,000 shares of Common Stock subject to performance-based vesting (the “2021 Performance-Based Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2021 Performance-Based Restricted Stock. The 2021 Performance-Based Restricted Stock vested, or will vest, in four equal annual installments commencing on February 24, 2022, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 24, 2021 which is attached as Exhibit 10.15 to this Schedule 13D and incorporated into this Item 6 by reference.

On March 1, 2022, the Company granted Mr. Lorber an award of 300,000 shares of Common Stock subject to performance-based vesting (the “2022 Performance-Based Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2022 Performance-Based Restricted Stock. The 2022 Performance-Based Restricted Stock vested, or will vest, in four equal annual installments commencing on February 24, 2023, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated March 1, 2022, which is attached as Exhibit 10.16 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 15, 2023, the Company granted Mr. Lorber an award of 300,000 shares of Common Stock subject to performance-based vesting (the “2023 Performance-Based Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2023 Performance-Based Restricted Stock. The 2023 Performance-Based Restricted Stock will vest in four equal annual installments commencing on February 24, 2024, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 15, 2023, which is attached as Exhibit 10.17 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 15, 2023, the Company granted Mr. Lorber an award of 150,000 shares of Common Stock subject to performance-based vesting (the “Additional 2023 Performance-Based Restricted Stock”) pursuant to the Company’s 2014 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Additional 2023 Performance-Based Restricted Stock. The Additional 2023 Performance-Based Restricted Stock will cliff-vest on February 24, 2026, subject to the Company achieving certain performance targets and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 15, 2023, which is attached as Exhibit 10.18 to this Schedule 13D and incorporated into this Item 6 by reference.

On February 13, 2024, the Company granted Mr. Lorber an award of 412,000 shares of Common Stock subject to performance-based vesting (the “2024 Performance-Based Restricted Stock”) pursuant to the Company’s 2023 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the 2024 Performance-Based Restricted Stock. The 2024 Performance-Based Restricted Stock will vest in four equal annual installments commencing on February 24, 2025, subject to the Company achieving certain performance targets described in Item 4 above and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 13, 2024, which is attached as Exhibit 10.19 to this Schedule 13D and incorporated into this Item 6 by reference.

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On February 13, 2024, the Company granted Mr. Lorber an award of 206,000 shares of Common Stock subject to performance-based vesting (the “Additional 2024 Performance-Based Restricted Stock”) pursuant to the Company’s 2023 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Additional 2024 Performance-Based Restricted Stock. The Additional 2024 Performance-Based Restricted Stock will cliff-vest on February 24, 2027, subject to the Company achieving certain performance targets described in Item 4 above and Mr. Lorber’s continued employment by the Company through each such vesting date. The above description does not purport to be complete and is qualified in its entirety by reference to the Performance-Based Restricted Shares Award Agreement, dated February 13, 2024, which is attached as Exhibit 10.20 to this Schedule 13D and incorporated into this Item 6 by reference.

For purposes of this Schedule 13D, the 2020 Restricted Stock, 2021 Restricted Stock, 2022 Restricted Stock, 2023 Restricted Stock, 2024 Restricted Stock, 2021 Performance-Based Restricted Stock, 2022 Performance-Based Restricted Stock, 2023 Performance-Based Restricted Stock, Additional 2023 Performance-Based Restricted Stock, 2024 Performance-Based Restricted Stock and Additional 2024 Performance-Based Restricted Stock collectively are referred to as “Restricted Stock.”

Option Agreements

All information related to Option Agreements (described below) has been adjusted to give effect to the 5% stock dividends paid on an annual basis to the stockholders of the Company on September 26, 2014, September 29, 2015, September 29, 2016, September 28, 2017, September 27, 2018 and September 27, 2019.

Mr. Lorber has the right to acquire 335,022 shares of Common Stock pursuant to an option agreement, dated February 26, 2014, as amended on May 16, 2014 (the “2014 Option Agreement”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $14.68 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 26, 2018.

Mr. Lorber has the right to acquire 319,069 shares of Common Stock pursuant to an option agreement, dated February 24, 2015 (the “2015 Option Agreement”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $18.12 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 24, 2019.

Mr. Lorber has the right to acquire 303,876 shares of Common Stock pursuant to an option agreement, dated February 29, 2016 (the “2016 Option Agreement”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $19.13 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 29, 2020.

Mr. Lorber has the right to acquire 289,406 shares of Common Stock pursuant to an option agreement, dated February 23, 2017 (the “2017 Option Agreement”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $19.71 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 23, 2021.

Mr. Lorber has the right to acquire 275,625 shares of Common Stock pursuant to an option agreement, dated February 27, 2018 (the “2018 Option Agreement”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $18.42 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 27, 2022.

Mr. Lorber has the right to acquire 262,500 shares of Common Stock pursuant to an option agreement, dated February 27, 2019 (the “2019 Option Agreement” and, together with the 2014 Option Agreement, 2015 Option Agreement, 2016 Option Agreement, 2017 Option Agreement and the 2018 Option Agreement, the “Option Agreements”), between the Company and Mr. Lorber, which granted Mr. Lorber an option to purchase shares of Common Stock at $10.92 per share. These options, which have a ten-year term, vested and have become exercisable in their entirety on February 27, 2023.

Under the terms of the Option Agreements, in the event of the payment of any dividends or other distributions, Mr. Lorber will be entitled to receive dividend equivalents on each share issuable upon the exercise of an option.

The above description does not purport to be complete and is qualified in its entirety by reference to Option Agreements, which are attached as Exhibits 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9 to this Schedule 13D and incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as an Exhibit.

10.1	Amended and Restated Employment Agreement dated as of January 27, 2006, between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector’s Form 8-K dated January 27, 2006).

10.2	Letter Agreement, dated as of December 21, 2021 between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.3 in Vector’s Form 8-K dated December 21, 2021).

10.3	Amended and Restated Executive Letter Agreement dated as of April 29, 2022 between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector’s Form 10-Q for the period ended March 31, 2022).

10.4	Option Award Agreement dated as of February 26, 2014, as amended on May 26, 2014, by and between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 of Vector Group Ltd.’s Form 10-Q for the quarterly period ended June 30, 2014).

10.5	Option Award Agreement dated as of February 24, 2015, by and between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.2 of Vector Group Ltd.’s Form 10-Q for the quarterly period ended March 31, 2015).

10.6	Option Award Agreement dated as of February 29, 2016, by and between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 of Vector Group Ltd.’s Form 10-Q for the quarterly period ended March 31, 2016).

10.7	Option Award Agreement dated as of February 23, 2017, by and between Vector Group Ltd. and Howard M. Lorber.

10.8	Option Award Agreement dated as of February 27, 2018, by and between Vector Group Ltd. and Howard M. Lorber.

10.9	Option Award Agreement dated as of February 27, 2019, by and between Vector Group Ltd. and Howard M. Lorber.

10.10	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2014 Management Incentive Plan dated as of May 27, 2020, by and between Vector Group Ltd. and Howard M. Lorber.

10.11	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2014 Management Incentive Plan dated as of February 24, 2021, by and between Vector Group Ltd. and Howard M. Lorber.

10.12	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan dated as of March 1, 2022, by and between Vector Group Ltd. and Howard M. Lorber.

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10.13	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan dated as of February 15, 2023, by and between Vector Group Ltd. and Howard M. Lorber.

10.14	Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2023 Management Incentive Plan dated as of February 13, 2024, by and between Vector Group Ltd. and Howard M. Lorber.

10.15	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2014 Management Incentive Plan dated as of February 24, 2021, by and between Vector Group Ltd. and Howard M. Lorber.

10.16	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan dated as of March 1, 2022, by and between Vector Group Ltd. and Howard M. Lorber.

10.17	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan dated as of February 15, 2023, by and between Vector Group Ltd. and Howard M. Lorber.

10.18	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. Amended & Restated 2014 Management Incentive Plan dated as of February 15, 2023, by and between Vector Group Ltd. and Howard M. Lorber.

10.19	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2023 Management Incentive Plan dated as of February 13, 2024, by and between Vector Group Ltd. and Howard M. Lorber.

10.20	Performance-Based Restricted Shares Award Agreement Pursuant to the Vector Group Ltd. 2023 Management Incentive Plan dated as of February 13, 2024, by and between Vector Group Ltd. and Howard M. Lorber.

24.1	Limited Power of Attorney for Section 13 and Section 16 Reporting dated November 12, 2024 (incorporated by reference as Exhibit 24 to Reporting Person’s Form 4 filed on November 12, 2024 for an earliest transaction dated November 12, 2014).

CUSIP No. 92240M108 Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact